UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Green Plains Renewable Energy, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

393222104

(CUSIP Number)

David T. Quinby, Esq.

Rebecca B. Sandberg, Esq.

Stoel Rives LLP

33 South Sixth Street, Suite 4200

Minneapolis, Minnesota  55402

(612) 373-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons NTR plc No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☒ (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,227,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,227,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11, 227,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 45.47% (Based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the information provided to the Reporting Persons, as further described in Item 5 of this Amended Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing 8.4% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns 973,126 shares of the Issuer’s common stock, representing 3.9% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

CUSIP No.

1.	Names of Reporting Persons Bioverda International Holdings Limited No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☒ (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,227,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,227,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11, 227,653 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*

13.	Percent of Class Represented by Amount in Row (11) 45.47% (Based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the information provided to the Reporting Persons, as further described in Item 5 of this Amended Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing 8.4% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns 973,126 shares of the Issuer’s common stock, representing 3.9% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims any beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

CUSIP No.

1.	Names of Reporting Persons Bioverda US Holdings LLC IRS Identification Number: 01-0878751

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☒ (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11, 227,653 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.47% (Based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the information provided to the Reporting Persons, as further described in Item 5 of this Amended Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing 8.4% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns 973,126 shares of the Issuer’s common stock, representing 3.9% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims any beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

This Amendment No. 1 to Schedule 13D/A (this “Schedule 13D/A”) is being filed to amend and supplement the initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 27, 2008.  Except as specifically amended by this Schedule 13D/A, the initial Schedule 13D remains unchanged.  Capitalized terms used and not otherwise defined in this Schedule 13D/A have the meanings given them in the initial Schedule 13D.

Item 4.	Purpose of Transaction

On October 31, 2008, the put option exercised pursuant to each of the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE), by and among Bioverda International, Bioverda US and Wilon, closed and resulted in the sale by Bioverda US to Wilon of 1,320,879 shares of the Issuer’s common stock owned directly by Bioverda US (which shares represented all of the shares of Issuer’s common stock owned directly by Bioverda US).  The VBV Put and Call Agreement, the GPRE Put and Call Agreement, and the exercise of the put options thereunder were more fully described in the initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As described in Item 4 and in the initial Schedule 13D, pursuant to the exercise of the VBV put option and GPRE put option, Bioverda US sold to Wilon an aggregate of 1,320,879 shares of Issuer’s common stock, which represented all of the shares of Issuer’s common stock owned directly by Bioverda US.  Following the close of the put options, the Reporting Persons beneficially own 11,227,653 shares of Issuer’s common stock, or approximately 45.47% of the issued and outstanding common stock of the Issuer.  Additionally, as a result of the Shareholders’ Agreement by and among the Issuer, Bioverda International, Bioverda US, Wilon and Wayne Hoovestol, the Reporting Persons may also be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon and Mr. Hoovestol.  Based on the information provided to the Reporting Persons, Wilon beneficially owns 2,070,716 shares of the Issuer’s common stock, representing 8.4% of the issued and outstanding common stock of the Issuer, and Mr. Hoovestol beneficially owns 973,126 shares of the Issuer’s common stock, representing 3.9% of issued and outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon and Mr. Hoovestol, except to the extent of any pecuniary interest they may have therein.

Item 7.	Material to be Filed as Exhibits

The following documents were filed as exhibits to the initial Schedule 13D filed with the Securities and Exchange Commission on October 27, 2008 and are incorporated by reference in this Schedule 13D/A by reference thereto:

(a)                                  Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC.

(b)                                 Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.

(c)                                  Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol.

(d)                                 Lock-Up and Voting Agreement dated May 7, 2008  by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.

(e)                                  Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.

(f)                                    Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008.

(g)                                 Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.

(h)                                 Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008.

(i)                                     Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A.

(h)                                 Joint Filing Agreement among the Reporting Persons

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned officers certify that the information in this Statement is true, complete and correct.

Dated:  November 4, 2008

NTR plc

By	/s/ Jeremy Nel
Its	General Counsel

BIOVERDA INTERNATIONAL HOLDINGS LIMITED

By	/s/ Jeremy Nel
Its	General Counsel, NTR plc

BIOVERDA US HOLDINGS LLC

By	/s/ Jeremy Nel
Its	General Counsel, NTR plc

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).